Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

December 6, 2021 Mr. John Stickel Ms. Erin Purnell Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 USA

Re:	CNFinance Holdings Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed November 9, 2021 File No. 333-259304

Dear Mr. John Stickel and Ms. Erin Purnell:

On behalf of our client CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 19, 2021 (the “Comment Letter”) on the Company’s Amendment No. 1 to the Registration Statement on Form F-3 filed on November 9, 2021 (the “Amendment No. 1 to Form F-3”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Registration Statement on Form F-3 (the “Revised Form F-3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Amendment No. 1 to Form F-3 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 1 to Form F-3, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Form F-3 where the language addressing a particular comment appears.

To facilitate your review, we have separately delivered to you today two courtesy copies of the Revised Form F-3, marked to show changes to the Amendment No. 1 to Form F-3.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 1 to Form F-3 filed November 9, 2021

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. We note your disclosure that such structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and page 12 of the Revised Form F-3.

2.	We note your response to prior comment 1 and reissue in part. Please provide prominent disclosure that addresses how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and page 4 of the Revised Form F-3.

3.	We note your response to prior comment 2 and reissue in part. Please confirm that you will refrain from using terms such as “we” or “our” when describing activities of subsidiaries throughout the registration statement and revise as necessary. In this regard, we note that you use such terms when referring to the holding company and subsidiaries together as a group.

In response to the Staff’s comment, the Company the Company has revised the disclosures on pages 1, 4, 6, 7 and 9 of the Revised Form F-3 and respectfully advises the Staff that it will refrain from using terms such “we” or “our” when describing activities of subsidiaries throughout the registration statement.

4.	We note your response to prior comment 5. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page.

Our Company, page 1

5.	We note your response to prior comment 3 and reissue in part. In the summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5 and 9 of the Revised Form F-3.

6.	We note your response to prior comment 4, and your disclosure that you do not believe you are required to obtain any permission from PRC authorities to issue your ADSs to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of China. Also disclose the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has revised the disclosures on page 6 of the Revised Form F-3.

December 6, 2021

7.	We note your response to prior comment 6 and reissue. Please disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure here to so state. Also, we note your disclosure on the cover page that your ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect your auditors who is located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act. Similarly provide clarification in the heading of your risk factor on page 11 to state that trading may be prohibited.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page, and pages 4, 5, and 13 of the Revised Form F-3.

The oversight of the China Securities Regulatory Commission, Cyberspace Administration of China or other governmental authorities, page 9

8.	We note your response to prior comment 8 and reissue in part. Please revise to also discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosures on page 11 of the Revised Form F-3.

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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 or james.lin@davispolk.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Bin Zhai, Chief Executive Officer
CNFinance Holdings Limited

December 6, 2021

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